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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                 SCHEDULE 14D-1
                             Tender Offer Statement
      Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934
                                      and
                        AMENDMENT NO. 1 TO STATEMENT ON
                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                               RELTEC Corporation
                           (Name of Subject Company)

                             GEC Acquisition Corp.
                                GEC Incorporated
                      The General Electric Company, p.l.c.
      (Not Affiliated With the U.S. Based Corporation With a Similar Name)
                                   (Bidders)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)
                                  759527-10-4
                     (CUSIP Number of Class of Securities)

                              Patricia A. Hoffman
                                GEC Incorporated
                             1500 Mittel Boulevard
                            Wood Dale, IL 60191-1073
                   (c/o Videojet Systems International, Inc.)
                                 (630) 238-3995
            (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Bidders)

                                   Copies To:
       Jeffrey I. Gordon, Esq.                     Philip Gelston, Esq.
     Mark S. Wojciechowski, Esq.                 Cravath, Swaine & Moore
         Mayer, Brown & Platt                        Worldwide Plaza
            1675 Broadway                           825 Eighth Avenue
          New York, NY 10019                        New York, NY 10019
      Telephone: (212) 506-2500                 Telephone: (212) 474-1000

                           CALCULATION OF FILING FEE

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
             Transaction Valuation*                            Amount of Filing Fee
-----------------------------------------------------------------------------------
                 $1,790,901,517                                      $358,181

--------------------------------------------------------------------------------
* For purposes of calculating amount of filing fee only. The amount assumes the purchase of 56,420,702 shares of Common Stock, par value $.01 per share of RELTEC Corporation (the "Company"). Such number of shares represents all the shares of Common Stock outstanding as of February 19, 1999 plus the number of shares of Common Stock issuable upon the exercise of outstanding options and warrants to purchase 4,287,824 shares of Common Stock, in each case as represented by the Company.

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

       Amount previously paid: None                  Filing party: N/A
       Form or registration no.: N/A                 Date filed: N/A

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

CUSIP No. 759527-10-4

    1.   Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
         GEC Acquisition Corp.
--------------------------------------------------------------------------
    2.   Check the Appropriate Box if a Member of a Group
         (a) [_]
         (b) [_]
--------------------------------------------------------------------------
    3.   SEC Use Only
--------------------------------------------------------------------------
    4.   Source of Funds
         AF
--------------------------------------------------------------------------
    5.   Check Box if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(d) or 2(e) [_]
--------------------------------------------------------------------------
    6.   Citizenship or Place of Organization
         Delaware
--------------------------------------------------------------------------

 Number of      7.    Sole Voting Power
  Shares         -----------------------------
Beneficially    8.    Shared Voting Power
  Owned by            45,831,283
    Each         -----------------------------
 Reporting      9.    Sole Dispositive Power
  Person         -----------------------------
   With         10.   Shared Dispositive Power
                      45,831,283

-----------------------------------------------------------------------------------
    11.   Aggregate Amount Beneficially Owned by Each Reporting Person
          45,831,283
-----------------------------------------------------------------------------------
    12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [_]
          (See Instructions)
-----------------------------------------------------------------------------------
    13.   Percent of Class Represented by Amount in Row (11)
          Approximately 81.2% of the Common Stock Outstanding
-----------------------------------------------------------------------------------
    14.   Type of Reporting Person
          CO

CUSIP No. 759527-10-4

    1.   Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
         GEC Incorporated
--------------------------------------------------------------------------
    2.   Check the Appropriate Box if a Member of a Group
         (a) [_]
         (b) [_]
--------------------------------------------------------------------------
    3.   SEC Use Only
--------------------------------------------------------------------------
    4.   Source of Funds
         AF
--------------------------------------------------------------------------
    5.   Check Box if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(d) or 2(e) [_]
--------------------------------------------------------------------------
    6.   Citizenship or Place of Organization
         Delaware
--------------------------------------------------------------------------

 Number of      7.    Sole Voting Power
  Shares         -----------------------------
Beneficially    8.    Shared Voting Power
  Owned by            45,831,283
    Each         -----------------------------
 Reporting      9.    Sole Dispositive Power
  Person         -----------------------------
   With         10.   Shared Dispositive Power
                      45,831,283

-----------------------------------------------------------------------------------
    11.   Aggregate Amount Beneficially Owned by Each Reporting Person
          45,831,283
-----------------------------------------------------------------------------------
    12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [_]
          (See Instructions)
-----------------------------------------------------------------------------------
    13.   Percent of Class Represented by Amount in Row (11)
          Approximately 81.2% of the Common Stock
-----------------------------------------------------------------------------------
    14.   Type of Reporting Person
          CO

CUSIP No. 759527-10-4

    1.   Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
         The General Electric Company, p.l.c.
--------------------------------------------------------------------------
    2.   Check the Appropriate Box if a Member of a Group
         (a) [_]
         (b) [_]
--------------------------------------------------------------------------
    3.   SEC Use Only
--------------------------------------------------------------------------
    4.   Source of Funds
         BK, 00
--------------------------------------------------------------------------
    5.   Check Box if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(d) or 2(e) [_]
--------------------------------------------------------------------------
    6.   Citizenship or Place of Organization
         Delaware
--------------------------------------------------------------------------

 Number of      7.    Sole Voting Power
  Shares         -----------------------------
Beneficially    8.    Shared Voting Power
  Owned by            45,831,283
    Each         -----------------------------
 Reporting      9.    Sole Dispositive Power
  Person         -----------------------------
   With         10.   Shared Dispositive Power
                      45,831,283

-----------------------------------------------------------------------------------
    11.   Aggregate Amount Beneficially Owned by Each Reporting Person
          45,831,283
-----------------------------------------------------------------------------------
    12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [_]
          (See Instructions)
-----------------------------------------------------------------------------------
    13.   Percent of Class Represented by Amount in Row (11)
          Approximately 81.2% of the Common Stock
-----------------------------------------------------------------------------------
    14.   Type of Reporting Person
          CO

ITEM 1. SECURITY AND SUBJECT COMPANY

   (a) The name of the subject company is RELTEC Corporation, a Delaware corporation (the "Company"), and the address of its principal executive offices is 5900 Landerbrook Drive, Suite 300, Cleveland Ohio 44124-4019.

   (b) This Schedule 14D-1 relates to the offer by GEC Acquisition Corp. (the "Purchaser") to purchase all outstanding shares of Common Stock, par value $.01 per share (the "Shares"), of the Company at a price of $29.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 5, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. Information concerning the number of outstanding Shares is set forth in "Introduction" of the Offer to Purchase and is incorporated herein by reference. As described below, the Purchaser may assign its rights and obligations to purchase the Shares in the Offer, in whole or in part, to any direct or indirect subsidiary of GEC, p.l.c. (or the successor to the non-defense business of GEC, p.l.c.).

   (c) Information concerning the principal markets in which the Shares are traded, and the high and low last sales prices of the Shares for each quarterly period during the past two years is set forth in Section 6 ("Price Range of the Shares; Dividends on the Shares") of the Offer to Purchase and is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND

   This Schedule 14D-1 is being filed by the Purchaser, a Delaware corporation and a wholly owned subsidiary of GEC Incorporated, a Delaware corporation ("Parent"), which is a wholly owned subsidiary of The General Electric Company, p.l.c., a public limited company organized under the laws of England and Wales ("GEC, p.l.c."). Information concerning the principal business and the address of the principal offices of the Purchaser, Parent and GEC, p.l.c. is set forth in Section 9 ("Certain Information Concerning the Purchaser, Parent and GEC, p.l.c.") of the Offer to Purchase and is incorporated herein by reference. This filing shall not be construed as an admission that GEC, p.l.c. is, for purposes of Regulation 14D under the Securities Exchange Act of 1934, as amended, a bidder on whose behalf this tender offer is being made. The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of the Purchaser, Parent and GEC, p.l.c. is set forth in Schedule I to the Offer to Purchase and is incorporated herein by reference. As described below, the Purchaser may assign its rights and obligations to purchase the Shares in the Offer, in whole or in part, to any direct or indirect subsidiary of GEC, p.l.c. (or the successor to the non-defense business of GEC, p.l.c.).

   During the last five years, none of the Purchaser, Parent or GEC, p.l.c., or, to the best knowledge of the Purchaser, Parent or GEC, p.l.c., any of their respective executive officers or directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY

   (a) The information set forth in Section 11 ("Contacts and Transactions with the Company; Background of the Offer") and Section 12 ("Purpose of the Offer; The Merger Agreement; Stockholder Agreement; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

   (b) The information set forth in Section 11 ("Contacts and Transactions with the Company; Background of the Offer") and Section 12 ("Purpose of the Offer; The Merger Agreement; Stockholder Agreement; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

   (a) and (b) The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

   (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER

   (a)-(e) The information set forth in section 12 ("Purpose of the Offer; The Merger Agreement; Stockholder Agreement; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

   (f) and (g) The information set forth in Section 7 ("Effect of the Offer on the Market for the Shares; Stock Quotation; Exchange Act Registration; Margin Regulations") of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

   (a) and (b) The information set forth in "Introduction," Section 9 ("Certain Information Concerning the Purchaser, Parent and GEC, p.l.c."), Section 11 ("Contacts and Transactions with the Company; Background of the Offer") and
Section 12 ("Purpose of the Offer; The Merger Agreement; Stockholder Agreement; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES

   The information set forth in "Introduction," Section 9 ("Certain Information Concerning the Purchaser, Parent and GEC, p.l.c."), Section 11 ("Contacts and Transactions with the Company; Background of the Offer") and Section 12 ("Purpose of the Offer; The Merger Agreement; Stockholder Agreement; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

   The information set forth in "Introduction" and in Section 16 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS

   Because the only consideration in the Offer and Merger (as defined in the Offer to Purchase) is cash, and in view of the amount of consideration payable in relation to the financial capability of GEC, p.l.c. and its affiliates, the Purchaser, Parent and GEC, p.l.c. believe the financial condition of GEC, p.l.c. and its affiliates is not material to a decision by a holder of Shares whether to sell, tender or hold Shares pursuant to the Offer.

ITEM 10. ADDITIONAL INFORMATION

   (a) The information set forth in Section 12 ("Purpose of the Offer; The Merger Agreement; Stockholder Agreement; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

   (b) and (c) The information set forth in Section 15 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

   (d) The information set forth in Section 7 ("Effect of the Offer on the Market for the Shares; Stock Quotation; Exchange Act Registration; Margin Regulations") of the Offer to Purchase is incorporated herein by reference.

   (e) None.

   (f) The information set forth in the Offer to Purchase, the Letter of Transmittal, the Agreement and Plan of Merger dated as of March 1, 1999 among the Purchaser, Parent and the Company (the "Merger Agreement"), and the Stockholder Agreement dated as of March 1, 1999 among the Purchaser, Parent and certain stockholders of the Company, copies of which are attached hereto as Exhibits (a)(1), (a)(2), (c)(1) and (c)(2), respectively, is incorporated herein by reference. The Merger Agreement provides that the Purchaser may assign its rights and obligations (including the right to purchase Shares in the Offer), in whole or in part, to any direct or indirect subsidiary of GEC, p.l.c. (or the successor to the non-defense business of GEC, p.l.c.) so long as the transferee agrees in writing to be bound by the Merger Agreement, but no such assignment shall relieve Parent or the Purchaser of its obligations under the Merger Agreement if such transferee does not perform such obligations.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS

    (a)(1) Offer to Purchase.
    (a)(2) Letter of Transmittal.
    (a)(3) Notice of Guaranteed Delivery.
    (a)(4) Letter to Brokers, Dealers, Banks, Trust Companies and Other
           Nominees.
    (a)(5) Letter to Clients for use by Brokers, Dealers, Banks, Trust
           Companies and Other Nominees.
    (a)(6) Guidelines for Certification of Taxpayer Identification Number on
           Substitute Form W-9.
    (a)(7) Text of Press Release dated March 1, 1999, issued by GEC, p.l.c.
    (b)    The Euro 6,000,000,000 Syndicated Credit Facility dated March 25,
           1998, among GEC, p.l.c., HSBC Investment Bank PLC, as Agent, Marine
           Midland Bank, as US Swingline Agent, and certain other financial institutions.
    (c)(1) Agreement and Plan of Merger dated as of March 1, 1999, among the Purchaser, Parent and the Company.
    (c)(2) Stockholder Agreement dated as of March 1, 1999, among the
           Purchaser, Parent and certain stockholders of the Company.
           Confidentiality Agreement dated February 4, 1999 between GEC p.l.c.
    (c)(3) and the Company.
    (c)(4) Letter dated February 28, 1999, from GEC, p.l.c. to the Company.
    (d)    None.
    (e)    Not applicable.
    (f)    None.

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 5, 1999

                                          GEC ACQUISITION CORP.,

                                            /s/ John C. Mayo
                                          By  _________________________________
                                             Name: John C. Mayo
                                             Title:President

                                          GEC INCORPORATED,

                                            /s/ Michael Lester
                                          By___________________________________
                                             Name: Michael Lester
                                             Title:Director

                                          THE GENERAL ELECTRIC COMPANY,
                                           P.L.C.,

                                            /s/ John C. Mayo
                                          By___________________________________
                                             Name: John C. Mayo
                                             Title:Director

                                 EXHIBIT INDEX

 EXHIBIT                                                                   PAGE
 NUMBER                            EXHIBIT NAME                           NUMBER
 (a)(1)  Offer to Purchase..............................................
 (a)(2)  Letter of Transmittal..........................................
 (a)(3)  Notice of Guaranteed Delivery..................................
 (a)(4)  Letter to Brokers, Dealers, Banks, Trust Companies and Other
          Nominees......................................................
 (a)(5)  Letter to Clients for use by Brokers, Dealers, Banks, Trust
          Companies and Other Nominees..................................
 (a)(6)  Guidelines for Certification of Taxpayer Identification Number
          on Substitute Form W-9........................................
 (a)(7)  Text of Press Release dated March 1, 1999, issued by GEC,
          p.l.c.........................................................
 (b)     The Euro 6,000,000,000 Syndicated Credit Facility dated March
          25, 1998, among GTEC, p.l.c., HSBC Investment Bank PLC, as
          Agent, marine Midland Bank, as US Swingline Agent, and certain other financial institutions..................................
 (c)(1)  Agreement and Plan of Merger dated as of March 1, 1999, among the Purchaser, Parent and the Company.........................
 (c)(2)  Stockholder Agreement dated as of March 1, 1999, among the
          Purchaser, Parent and certain stockholders of the Company.....
 (c)(3)  Confidentiality Agreement dated February 4, 1999, between GEC,
          p.l.c. and the Company........................................
 (c)(4)  Letter dated February 28, 1999, from GEC, p.l.c. to the
          Company.......................................................
 (d)     None...........................................................
 (e)     Not applicable.................................................
 (f)     None...........................................................